Exhibit 99.1

October 31, 2026

BY EMAIL AND BY HAND

Nano-X Imaging Ltd.
Ofer Tech Park
94 Shlomo Shmeltzer Road
Petach Tikva, Israel 4970602

Attention: Board of Directors and Ms. Marina Gofman Feler, Chief Legal Officer

Dear Ms. Gofman Feler and Members of the Board,

Re: Special General Meeting of Shareholders on November 18, 2026 – Request to add Additional Items to Agenda

I, Moshe Moalem (the “Proposing Shareholder”), hereby request, pursuant to section 66(b) of the Companies Law, 5759-1999 (the “Companies Law”), the regulations promulgated thereunder and the Company’s Articles of Association (the “Articles”), that the additional items set out in Annex A be included on the agenda of the special general meeting of shareholders scheduled for November 18, 2026, and any adjournment or postponement thereof (the “Meeting”).

The additional items concern (i) an amendment to the Articles requiring shareholder approval of substantial equity financings; (ii) amendments enabling shareholders to determine the number of directors within the permitted range and to elect directors to vacant or additional seats; (iii) determination of the Board’s size as ten directors; (iv) the separate, conditional election of Itzhak Tzadik, Ariel Katz, Eran Antebi and Jonathan Samet as additional directors; and (v) a separate amendment requiring separation of the Chairman and Chief Executive Officer roles, ending the current combined appointment and leaving election of the successor Chairman to the Board of Directors following the Meeting.

Annex A contains the requested explanatory text, proposed resolutions, required voting majorities and candidate biographies for inclusion in a supplement to the Company’s proxy statement. These explanations accompany the substantive proposals; they are not submitted as a separate statutory position statement. Annex B contains the proposing shareholder’s particulars and disclosures. Annexes C1 to C4 set out the nominees’ short declarations, consents and particulars. Signed certifications for three nominees accompany this request. The outstanding signed certification for Eran Antebi, together with any outstanding supplementary particulars, will be delivered on November 1, 2026. The four candidates are hereby nominated by this request. Please accept those further materials as supplementing this request and confirm that all four nominations will be considered together with them. Copies of the four CVs and current ownership confirmations are enclosed. All rights concerning the applicable submission deadline, including its extension where the final day falls on Saturday, are reserved.

I oppose the Board’s proposal to increase the Company’s authorized share capital from 150 million to 450 million ordinary shares and intend to vote against it. None of my proposed resolutions requests an increase in authorized share capital. My reasons are explained in the background to the first additional item.

This request is submitted within the October 31, 2026 deadline expressly specified in the Company’s notice. A hard copy of this letter and the accompanying materials will be delivered by hand to the Company’s offices at the above address tonight. Without prejudice to the foregoing, I reserve my position that, pursuant to section 10(c) of the Interpretation Law, 5741-1981, the applicable statutory period does not expire before November 1, 2026, because its otherwise final day falls on Saturday, October 31.

Please publish and distribute an updated notice, a supplement to the proxy statement and a revised proxy card or voting instruction form enabling a separate vote on each additional item. The governance amendments, which include determination of the Board’s size as ten, should be considered before the conditional director elections. The financing amendment is independent of the other proposals and of the Board’s capital-increase proposal.

Please confirm receipt immediately. This request is submitted within the deadline expressly specified by the Company for requesting additional agenda items. The Proposing Shareholder’s position is that any question concerning the notice period required for voting on an additional item should be distinguished from the timeliness and substantive eligibility of the request to include it. Section 66(b) of the Companies Law and regulations 5A, 5B and 5D of the applicable Notice and Agenda Regulations expressly contemplate shareholder requests to add matters, including director nominations, following publication of a meeting notice.

If the Company considers that any proposed item cannot lawfully be voted upon on November 18, 2026, please identify promptly the precise statutory, regulatory or Articles provision relied upon, the notice period said to apply, and the earliest lawful timetable for considering that item. Without conceding that any adjustment is required, the Proposing Shareholder requests that the Company take the steps necessary to enable consideration of the proposed items, including publishing supplementary materials and, to the extent necessary and legally available, postponing or otherwise lawfully rescheduling the Meeting or consideration of the affected items. Any objection should be addressed separately for each item and should not be treated as a basis for rejecting other items unaffected by that objection. Please also identify immediately any outstanding information or documentation considered necessary. All rights are reserved; this request does not constitute consent to unnecessary delay or withdrawal of any proposed item.

Please circulate this submission promptly to every director. I reserve all rights concerning the Company’s proposals, the consideration of this request and the conduct of the Meeting.

Yours sincerely,

Moshe Moalem

Enclosures: Annexes A and B; three signed certifications in the applicable forms in Annexes C1–C4; four CVs; current ownership confirmations. Outstanding certification for Eran Antebi and supplementary particulars to follow on November 1, 2026.

2

Annex A

Additional items for the Meeting

The following items have been proposed by Moshe Moalem. The background explanations and nominee information are supplied by the Proposing Shareholder and the nominees, as applicable, and do not purport to express a recommendation or determination of the Company’s Board. The item designations below distinguish these items from the two items in the original proxy statement.

Additional Item A

Amendment of the Articles concerning substantial equity financings

Background

The Proposing Shareholder requests a binding shareholder approval requirement for an equity financing involving the potential issuance of more than 20% of the Company’s outstanding shares or voting rights, in a single transaction or a series of related transactions. Shares underlying accompanying warrants and convertible securities would be included in the calculation.

The Proposing Shareholder opposes the Board’s proposal to increase authorized share capital from 150 million to 450 million ordinary shares. Shareholders approved an additional 50 million authorized shares on September 29, 2026. In his view, the Company’s performance, decline in shareholder value and request for a further 300 million shares call for greater oversight of financing terms and capital allocation. He considers the scale of the further authorization inadequately justified and intends to vote against it. This additional item does not propose any increase in authorized capital.

The proposed amendment would apply to the Company’s existing issuance capacity and any capacity subsequently authorized. It would permit shareholders to approve a specified financing or programme on disclosed terms, preserve existing binding obligations and require a further vote before substantial dilution through a transaction or related series. It is intended to operate irrespective of whether the Board’s capital-increase proposal is approved.

Proposed Resolution

“RESOLVED, to amend the Articles of Association of the Company by adding the following Article 12A immediately after Article 12:

12A. Shareholder Approval of Substantial Equity Financings

12A.1. Notwithstanding Article 12 or any other provision of these Articles, the Company shall not issue or sell Ordinary Shares, or securities convertible into or exercisable or exchangeable for Ordinary Shares, in connection with an equity financing involving the issuance or potential issuance, in one transaction or a series of related transactions, of more than twenty percent (20%) of the Company’s outstanding Ordinary Shares or voting rights, without prior approval of the General Meeting by Ordinary Resolution.

A binding agreement for a transaction requiring such approval may be entered into only if completion of the relevant issuance is expressly conditional upon obtaining that approval.

12A.2. For purposes of this Article:

(a) all Ordinary Shares potentially issuable pursuant to warrants, convertible securities or other equity-linked instruments forming part of the relevant financing shall be counted, without double counting, assuming full exercise, conversion or exchange and disregarding beneficial ownership limitations;

(b) the percentage shall be calculated by reference to the Ordinary Shares or voting rights outstanding immediately before the transaction or, in a series of related transactions, immediately before the first transaction in that series;

(c) where the potential issuance is variable, the maximum number permitted by the relevant terms shall be counted; a financing instrument without a finite maximum issuance limit shall require shareholder approval under this Article;

(d) transactions shall be considered related by reference to their substance, including whether they form part of a common financing arrangement or plan, are negotiated together, are interdependent or are divided into tranches or successive closings; different purchasers or separate agreements shall not, by themselves, prevent aggregation; and

(e) appropriate adjustments shall be made for share consolidations, subdivisions and similar changes in share capital.

12A.3. The approval requirement applies irrespective of the financing’s description, structure or registration status, including whether it is characterized as a public offering, private placement or financing facility.

The notice seeking approval shall disclose the maximum potential issuance, material pricing and adjustment provisions, material warrant or conversion terms, expected dilution and intended use of proceeds. Shareholders may approve a specified financing programme within disclosed limits and for a specified duration.

Approval of an increase in authorized share capital shall not itself constitute approval under this Article.

12A.4. This Article shall not prevent performance of binding written issuance obligations existing on its effective date, or exercise, conversion or settlement of securities outstanding on that date, strictly in accordance with their terms then in force.

Any subsequent amendment materially increasing the issuance entitlement, reducing the exercise or conversion price or otherwise materially enhancing the holder’s economic entitlement shall be assessed as a new transaction for purposes of this Article.

12A.5. This Article shall take effect immediately upon adoption.”

Required Vote

An Ordinary Resolution: a majority of votes cast on the item by shareholders present in person or by proxy, excluding abstentions and broker non-votes.

Proposing Shareholder Recommendation

The Proposing Shareholder recommends a vote FOR Additional Item A and AGAINST the Board’s proposal to increase authorized share capital.

Additional Items B-1 and B-2

Amendments of the Articles concerning additional directors and determination of number of directors

Background

The Articles currently permit between five and ten directors. Article 38.1 gives the Board authority to determine the number of directors within that range, and Article 42 authorizes the Board to fill vacancies, including seats below the permitted maximum. The proposed amendments would make those powers non-exclusive by expressly allowing shareholders to determine Board size and elect additional directors at an annual or special general meeting.

The amendments would retain the existing maximum Board size and classified structure and would not shorten an incumbent director’s term or reduce the majority required to remove an incumbent. Each candidate would be voted on separately. The accompanying nominations are conditional on approval of these amendments and the determination of Board size included in this item.

The Proposing Shareholder believes shareholders should have an effective mechanism to supplement the Board’s experience in commercial execution, finance, operations and governance. His purpose is to strengthen oversight and accountability while preserving the Board’s responsibility for managing and supervising the Company’s business.

Proposed Resolution B-1

“RESOLVED, by Special Resolution, to amend the Articles of Association of the Company as follows:

(a) Replace the second sentence of Article 38.1 with:

‘Subject to the minimum and maximum prescribed above, the number of Directors may be determined from time to time by the General Meeting by Ordinary Resolution or by a majority of the Directors then in office. No determination decreasing the number of Directors shall shorten an incumbent Director’s term. An increase in the number of Directors approved by the General Meeting shall not require approval or confirmation by the Board of Directors. The Board of Directors shall not reduce the number of Directors most recently determined by the General Meeting unless the General Meeting subsequently authorizes that reduction by Ordinary Resolution.’

(b) Add the following Article 39.5:

‘Notwithstanding Articles 39.2 and 43.3 and the provisions governing election of Directors at Annual General Meetings, the General Meeting may, at an Annual or Special General Meeting, by Ordinary Resolution, elect a Director to fill a vacancy or an additional seat within the maximum permitted under Article 38.1, including a seat created by a determination of the General Meeting increasing the number of Directors.

Such election shall not require nomination, approval or confirmation by the Board of Directors. Applicable statutory qualification requirements and lawful shareholder nomination procedures shall continue to apply.

Each nominee shall be voted on separately. A Director elected to replace a Director whose office has been vacated shall be assigned to the class of the Director replaced. A Director elected to an additional seat shall be assigned to a class by the election resolution, which may prescribe an objective allocation method taking account of the election results, so that the classes are as nearly equal in size as possible. The Director shall serve for the remaining term of the relevant class until the Annual General Meeting at which that class next stands for election and until a successor is duly elected and qualified, unless the office is earlier vacated in accordance with law or these Articles.

This Article does not authorize removal of an incumbent Director by Ordinary Resolution or alter the requirement under Article 39.2 for a Special Resolution to remove a Director and elect a replacement in the same removal resolution. Nothing in this Article displaces the statutory requirements applicable to the appointment or tenure of External Directors.’

(c) Add the following paragraph at the end of Article 42:

‘The Board of Directors’ powers under this Article are non-exclusive and do not restrict the General Meeting’s powers under Articles 38.1 and 39.5. A Director elected by the General Meeting shall be assigned to a class and serve for the term specified under Article 39.5, without requiring a further determination by the Board of Directors.’

These amendments shall take effect immediately upon adoption.

Required Vote

A Special Resolution: at least 66 2/3% of the voting power cast on the item by Shareholders voting in person or by proxy (including by voting deed), excluding abstentions and broker non-votes. The definition of Special Resolution in Article 3.1 and Article 39.4 apply; Article 39.4 requires that majority to amend Article 39. The amendments and Board-size determination in this item form one resolution.

Proposed Resolution B-2

RESOLVED FURTHER, that immediately upon effectiveness of these amendments, the number of Directors constituting the Board of Directors shall be ten, without removing or shortening the term of any incumbent Director.”

Required Vote

An Ordinary Resolution, excluding abstentions and broker non-votes.

Proposing Shareholder Recommendation

The Proposing Shareholder recommends a vote FOR Additional Items B-1 and B-2.

Additional Item C

Separation of Chairman and Chief Executive Officer roles

Background

On June 25, 2024, shareholders approved the appointment of Mr. Erez Meltzer as acting Chairman while he continued to serve as Chief Executive Officer, pursuant to a proposal providing for an appointment for a period of up to three years. The Proposing Shareholder acknowledges that approval. This proposal does not challenge the validity of the earlier approval or suggest that the combined appointment was unlawful.

The Proposing Shareholder nevertheless considers that the Company’s performance and the important financing and strategic decisions now facing it warrant a reassessment of its Board leadership arrangements before that period expires. He believes that separating the roles would strengthen the Board of Directors’ oversight of management and improve accountability to shareholders.

Accordingly, this proposal expressly seeks to bring the existing combined appointment to an end upon conclusion of the Meeting by introducing a binding separation requirement into the Articles. To the extent necessary to implement that requirement, it would supersede the earlier shareholder approval prospectively. Mr. Meltzer would remain a Director and Chief Executive Officer, and the Board of Directors as constituted following the Meeting would elect the successor Chairman from among its eligible members.

Sections 20 and 57(1) of the Companies Law provide for amendment of the Articles by the General Meeting. Section 94(a) addresses election of the Chairman, while sections 95 and 121(c) address separation of the roles and authorization of combined service. This proposal adopts a binding requirement in the Articles for separation of the roles and preserves the Board of Directors’ responsibility for electing the successor Chairman under Article 49. It is independent of Additional Items A and B and D through F.

Proposed Resolution

“RESOLVED, to amend the Articles by adding the following Article 49A immediately after Article 49:

49A. Separation of Chairman and Chief Executive Officer

49A.1. Notwithstanding Article 49 or any other provision of these Articles, the Chief Executive Officer shall not simultaneously serve as Chairman or exercise the powers of the Chairman, whether on a permanent, acting, interim or other basis. Any prior authorization of the General Meeting permitting combined service shall not permit a departure from this Article while it remains in force. The restrictions imposed by the Companies Law on eligibility to serve as Chairman shall continue to apply.

49A.2. This Article shall take effect upon conclusion of the General Meeting at which it is adopted. Any person then simultaneously serving as Chief Executive Officer and Chairman shall thereupon cease to hold office as Chairman and cease to exercise the powers of that office. Such cessation shall not, of itself, affect that person’s office as a Director or Chief Executive Officer. For the avoidance of doubt, this provision applies to the combined appointment of Mr. Erez Meltzer approved by shareholders on June 25, 2024, notwithstanding that the period contemplated by that approval has not expired.

49A.3. The Board of Directors shall elect from among its members a Chairman eligible to serve under this Article and the Companies Law at its first meeting following the effectiveness of this Article. That meeting shall be duly convened and held within seven days after this Article takes effect.

49A.4. Pending that election, Article 47.2 shall apply to the convening of meetings of the Board of Directors. Any Director selected under Article 49 to chair a particular meeting shall satisfy Article 49A.1.”

Required Vote

An Ordinary Resolution under Article 28.1 and section 20(a) of the Companies Law: approval by holders of a majority of the voting power represented at the General Meeting in person or by proxy (including by voting deed) and voting on the item, excluding abstentions and broker non-votes. This item does not amend Article 39 or remove any Director from the Board of Directors and does not depend on approval of any other Additional Item.

Proposing Shareholder Recommendation

The Proposing Shareholder recommends a vote FOR Additional Item C.

Additional Items D to G

Election of four additional directors

Background

The Proposing Shareholder nominates the four persons below for election to additional Board seats, conditional on approval of Additional Item B-1. Each nomination is a separate voting item. No election is conditional on approval of another nominee. The proposed class assignments would result in classes of four, three and three directors if the six incumbents remain in office and all four nominees are elected.

The following biographies and qualifications are based on information supplied by the nominees. Signed short certifications, including consents and objective independence representations, for three nominees accompany this request. The outstanding signed certification for Eran Antebi and any outstanding supplementary particulars will be delivered on November 1, 2026. All four nominations are made by this request; the Company is requested to accept those further materials as supplements. No determination of Nasdaq independence by the Board is represented as having been made.

Additional Item D Itzhak Tzadik

Nominee Information

Itzhak Tzadik, age 67, is an international businessman and investor with experience in energy, agriculture, security and real estate. Mr. Tzadik has participated in international ventures involving energy infrastructure, agricultural development and resources as part of LR Group from 1995 to 2015. His activities include real estate investment and project development in Germany and Portugal, including interests in NTS Investments and The Art of Living, from 2015 to date. He has also managed international security projects for governmental and institutional clients from 1985 to date. Mr. Tzadik holds a bachelor’s degree in economics from Tel Aviv University, awarded in 1990, and studied business administration at the University of Bradford from 1990-1993.

The Proposing Shareholder believes Mr. Tzadik’s international investment, project-development and business experience would contribute to the Board’s consideration of strategy, partnerships and capital deployment.

Proposed Resolution

“RESOLVED, subject to adoption of Additional Item B-1 and the availability of a seat within the maximum permitted Board size, that the election of Itzhak Tzadik as an additional Class I Director of Nano-X Imaging Ltd., effective immediately upon satisfaction of those conditions, to serve until the Company’s 2027 Annual General Meeting and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal in accordance with law and the Articles, be, and hereby is, approved.”

Required Vote

An Ordinary Resolution, excluding abstentions and broker non-votes. The election is conditional on approval of Additional Item B-1.

Proposing Shareholder Recommendation

The Proposing Shareholder recommends a vote FOR the election of Itzhak Tzadik.

Additional Item E Ariel Katz

Nominee Information

Ariel Katz, age 60, has served as Chief Executive Officer of Quality in Flow Inc., a US medical-device company, since 2017. From 2012 to 2017, Mr. Katz served as Executive Director, Commercial Affairs and an active board member of Quality in Flow Ltd. From 2015 to 2017, he served as Chief Executive Officer and owner of Head Start Ltd., providing management services to early-stage technology companies. He served as Chief Operating Officer of Powermat Ltd. from 2010 to 2015 and previously held senior operations and business-development positions there. From 2004 to 2007, he served as Executive Vice President, Sales at Pontis Ltd., and from 2002 to 2004 as Vice President and Managing Director, Central Europe at Comverse Ltd. Mr. Katz holds an MBA from the Tel Aviv International School of Management, completed in 1997, and a bachelor’s degree in business from the New York Institute of Technology, completed in 1995.

The Proposing Shareholder believes Mr. Katz’s medical-device commercialization, US market development and operational leadership experience would contribute to oversight of commercial execution and growth.

Proposed Resolution

“RESOLVED, subject to adoption of Additional Item B-1 and the availability of a seat within the maximum permitted Board size, that the election of Ariel Katz as an additional Class II Director of Nano-X Imaging Ltd., effective immediately upon satisfaction of those conditions, to serve until the Company’s 2028 Annual General Meeting and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal in accordance with law and the Articles, be, and hereby is, approved.”

Required Vote

An Ordinary Resolution, excluding abstentions and broker non-votes. The election is conditional on approval of Additional Item B-1.

Proposing Shareholder Recommendation

The Proposing Shareholder recommends a vote FOR the election of Ariel Katz.

Additional Item F Eran Antebi

Nominee Information

Eran Antebi, age 56, has provided strategic finance advisory and fractional CFO services through EA Strategic Finance since 2026. From 2022 to 2025, Mr. Antebi served as Senior Finance Director at Johnson & Johnson MedTech’s Global Surgery franchise, including as finance leader of its Global Surgery Supply Chain organization. From 2017 to 2022, he served as Finance Director for Johnson & Johnson MedTech’s Biosurgery business. He served as Chief Financial Officer of SHL Telemedicine from 2008 to 2017 and held an earlier finance executive position there from 2004 to 2008. From 2000 to 2004, he worked as an audit manager in the high-tech practice of Ernst & Young. Mr. Antebi serves as a director and chair of the audit committee of Duke Robotics, Inc. He holds a bachelor’s degree in accounting and economics from Tel Aviv University, and is a certified public accountant.

The Proposing Shareholder believes Mr. Antebi’s public-company finance, healthcare-sector and global manufacturing experience would contribute to oversight of financial reporting, financing and capital allocation.

Proposed Resolution

“RESOLVED, subject to adoption of Additional Item B-1 and the availability of a seat within the maximum permitted Board size, that the election of Eran Antebi as an additional Class III Director of Nano-X Imaging Ltd., effective immediately upon satisfaction of those conditions, to serve until the Company’s 2029 Annual General Meeting and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal in accordance with law and the Articles, be, and hereby is, approved.”

Required Vote

An Ordinary Resolution, excluding abstentions and broker non-votes. The election is conditional on approval of Additional Item B-1.

Proposing Shareholder Recommendation

The Proposing Shareholder recommends a vote FOR the election of Eran Antebi.

Additional Item G Jonathan Samet

Nominee Information

Jonathan Samet, age 40, has served as Chief Operating Officer and Chief of Staff of SIXAI Group since 2021. His responsibilities include operations, strategic projects and coordination with senior management. From 2020 to 2021, Mr. Samet worked in the technology and venture practice of Amit, Pollak, Matalon & Co. From 2016 to 2020, he worked at KPMG in Israel and Silicon Valley in audit, internal audit and enterprise risk. Mr. Samet holds a Global MBA, completed in 2022, an LLM in commercial law, completed in 2018, an LLB and a BA in accounting and business administration, both completed in 2015, from the Interdisciplinary Center Herzliya. He is a certified public accountant, licensed in February 2018, and an Israeli lawyer, admitted in August 2021.

The Proposing Shareholder believes Mr. Samet’s combined operational, financial, legal and risk-management experience would contribute to the Board’s oversight of execution and corporate governance.

Proposed Resolution

“RESOLVED, subject to adoption of Additional Item B-1 and the availability of a seat within the maximum permitted Board size, that the election of Jonathan Samet as an additional Class I Director of Nano-X Imaging Ltd., effective immediately upon satisfaction of those conditions, to serve until the Company’s 2027 Annual General Meeting and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal in accordance with law and the Articles, be, and hereby is, approved.”

Required Vote

An Ordinary Resolution, excluding abstentions and broker non-votes. The election is conditional on approval of Additional Item B-1.

Proposing Shareholder Recommendation

The Proposing Shareholder recommends a vote FOR the election of Jonathan Samet.

Director compensation

No additional resolution concerning remuneration, indemnification, exemption or insurance is proposed in this submission. Any such arrangements requiring corporate approvals remain subject to those approvals. No nominee is represented as having an agreed compensation entitlement by reason of this submission alone.

Annex B

Proposing shareholder particulars and disclosures

Full name: Moshe Moalem. Israeli identity number: 056549538.

Business address: 8, Herzl Rosenblum Street, Tel Aviv, Israel 6937952. Telephone: +972-54-588-4882. Email: moshemoa@gmail.com.

As of October 31, 2026, total Ordinary Shares held directly and indirectly: 6,675,413; percentage of outstanding voting rights: 8.49%, based on 78,609,485 outstanding voting shares as of August 17,2026.

Direct holdings: 5,678,682 shares, held directly. Indirect holdings through Tanir Corporation BVI: 996,731 shares. Tanir is wholly owned and controlled by Moshe Moalem.

Agreements, arrangements, understandings or relationships with any other person concerning the Company’s securities, the proposed resolutions, nominations or voting: None.

Personal interest in each proposal beyond the interest arising from shareholdings: None

The purpose of the request and complete English resolutions and explanations are set out in the covering letter and Annex A. There are no arrangements to which the Proposing Shareholder is party concerning nominee selection.

I confirm that the information supplied in this request is accurate and complete in all material respects. I will provide any other information reasonably requested under Article 24.4 and update the information as of the record date, five business days before the Meeting, and the Meeting and any adjournment or postponement, as required by Article 24.5.

Name: Moshe Moalem.

Signature:

Date: October 31, 2026.